SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, Puerto Rico 00901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA




                         THE PROCTER & GAMBLE COMMERCIAL
                         COMPANY EMPLOYEES' SAVINGS PLAN


                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                    DECEMBER 31, 1997 AND 1996, SUPPLEMENTAL
                 SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1997
                        AND INDEPENDENT AUDITORS' REPORT




THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------


                                                                     Page

Independent Auditors' Report                                           1

Financial Statements:

     Statements of Net Assets Available for Benefits
          as of December 31, 1997 and 1996                             2

     Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1997 and 1996               3

     Notes to Financial Statements                                    4-7


Supplemental Schedules:

     Schedule I - Item 27a - Assets Held for Investment as of
          December 31, 1997                                            8

     Schedule II - Item 27d - Reportable Transactions for the
          Year Ended December 31, 1997                                 9




INDEPENDENT AUDITORS' REPORT


To the Participants and Retirement Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
San Juan, Puerto Rico
May 8, 1998




THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------
                                                                                       1997           1996
INVESTMENS:
 Commingled trust investments at fair value (Notes 1, 2 and 3):

   Fixed Income Fund - 10,355.35 units (cost, $129,754) at December 31, 1997;
    12,037.84 units (cost, $142,712) at December 31, 1996                           $  144,975     $  161,909

   Growth Fund - 50,687.11 units (cost, $726,500) at December 31, 1997;
    43,644.75 units (cost - $554,960) at December 31, 1996                           1,062,909        752,872

   Equity Fund - 35,243.55 units (cost, $465,218) at December 31, 1997;
    30,351.69 units (cost, $369,477) at December 31, 1996                              589,624        432,208

   The Procter & Gamble Company Common Stock Fund - 25,743.95 units
    (cost, $1,147,422) at December 31, 1997; 11,342.27 units (cost $843,790)
    at December 31, 1996                                                             2,054,702      1,220,712
                                                                                    ----------     ----------

        Total commingled trust investments at fair value                             3,852,210      2,567,701

NET ASSETS AVAILABLE FOR BENEFITS                                                   $3,852,210     $2,567,701
                                                                                    ==========     ==========

See notes to financial statements.




THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------
                                                                                       1997           1996
ADDITIONS:
 Commingled trust investment income:
   Net appreciation in fair value of investments (Notes 1 and 3)                    $  793,048     $  390,888
   Interest and dividends                                                              131,319         62,752
                                                                                    ----------     ----------

     Total commingled trust investment income                                          924,367        453,640
                                                                                    ----------     ----------

 Contributions:
   Plan participants                                                                   529,516        521,665
   Plan sponsor                                                                        166,556        145,965
                                                                                    ----------     ----------

     Total contributions                                                               696,072        667,630
                                                                                    ----------     ----------

     Total additions                                                                 1,620,439      1,121,270

DEDUCTIONS - Benefits paid to participants                                            (335,930)      (201,698)
                                                                                    ----------     ----------

NET INCREASE                                                                         1,284,509        919,572

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                                   2,567,701      1,648,129
                                                                                    ----------     ----------
 End of Year                                                                        $3,852,210     $2,567,701
                                                                                    ==========     ==========

See notes to financial statements.




THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
---------------------------------------------------------------------------
1.      DESCRIPTION OF THE PLAN

        The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") is a voluntary defined contribution plan available for all regular, full-time employees of The Procter & Gamble Commercial Company who are residents of Puerto Rico, have completed one year of service, and whose conditions of employment are not subject to a collective bargaining agreement, unless such agreement provides to the contrary. The Plan was established effective November 1, 1993 and is sponsored by The Procter & Gamble Commercial Company (the "Company"). Employees may contribute, through payroll deductions, from 1% to 10% of their compensation. The Company makes matching contributions to the Plan for each pay period equal to 40% of the first 5% of compensation the participant elects to contribute to the Plan. Forfeitures of non-vested Company contributions are used to reduce future Company contributions to the Plan. Participants are always 100% vested in their personal contributions and any earnings thereon. Participants become 100% vested in the Company matching contributions on their behalf upon the occurrence of any of the following events: completion of five years of service with the Company; attaining age 65; total disability while employed by the Company or death while employed by the Company. Upon participants' termination or retirement, their vested account balance will be paid in a single lump sum in cash or in Procter & Gamble common stock. If participants terminate employment before retirement and the account balance in their Company matching contributions account exceeds $3,500, it will not be distributed to the participants until their 65th birthday, unless participants and their spouse (if applicable) consent in writing to an earlier distribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

        Under the provisions of the Plan, participating employees may elect to invest their contributions in one or more of the following commingled trust investment funds that are administered by Oriental Bank & Trust (the "Trustees"):

        FIXED INCOME FUND - Invests in fixed income obligations including short-term securities issued or guaranteed by the United States government. This fund intends to obtain high interest rates through low risk short-term investments while preserving the principal.

        GROWTH FUND - Invests in diversified growth stocks of large United States and multinational companies whose earnings have been increasing consistently over the years. This fund seeks a long-term capital growth.

        EQUITY FUND - Invests in common stocks of large United States and multinational companies. This fund seeks long-term capital growth by participating in the growth of the economy.

        THE PROCTER & GAMBLE COMPANY COMMON STOCK FUND - Invests solely in common stock of The Procter & Gamble Company.

        All of the Plan's investment options under the Oriental Commingled Trust invest solely in Fidelity Investments funds with similar investment objectives.




The acitivity and balances in the funds are summarized as follows for the years ended December 31, 1997 and 1996:
                                                                                       THE PROCTER &
                                           FIXED                                       GAMBLE COMPANY
                                          INCOME         GROWTH         EQUITY         COMMON STOCK
                                           FUND           FUND           FUND              FUND              TOTAL
Net asset available for
 benefits, December 31, 1995              $  143,598     $  490,023     $  340,633     $  673,875         $1,648,129
                                          ----------     ----------     ----------     ----------         ----------
Net appreciation (depreciation)
 in fair value of investments                   (811)       116,476         42,149        233,074            390,888
Interest and dividends                         3,232         14,603          5,735         39,182             62,752
                                          ----------     ----------     ----------     ----------         ----------
   Total commingled trust
    investment income                          2,421        131,079         47,884        272,256            453,640
Contributions                                 48,453        176,495        130,621        312,061            667,630
Benefits paid to participants                (23,773)       (42,358)       (38,893)       (96,674)          (201,698)
Net interfund transfers                       (8,790)        (2,367)       (48,037)        59,194               -
                                          ----------     ----------     ----------     ----------         ----------

Net assets available for
 benefits, December 31, 1996                 161,909        752,872        432,208      1,220,712          2,567,701
                                          ----------     ----------     ----------     ----------         ----------

Net appreciation (depreciation)
 in fair value of investments                 (2,442)       169,277         75,886        550,327            793,048
Interest and dividends                       (35,310)        27,570         12,631        126,428            131,319
                                          ----------     ----------     ----------     ----------         ----------
     Total commingled trust
      investment income                      (37,752)       196,847         88,517        676,755            924,367
Contributions                                 40,555        188,868        110,447        356,202            696,072
Benefits paid to participants                (20,976)       (72,829)       (44,066)      (198,059)          (335,930)
Net interfund transfers                        1,239         (2,849)         2,518           (908)              -
                                          ----------     ----------     ----------     ----------         ----------

Net assets available for
 benefits, December 31, 1997              $  144,975     $1,062,909     $  589,624     $2,054,702         $3,852,210
                                          ==========     ==========     ==========     ==========         ==========




2.      SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

        VALUATION OF INVESTMENTS - All investments are stated at fair value.

        PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

        PAYMENT OF BENEFITS - Benefits are recorded when paid.

        USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could difer from those estimates.

3.      INVESTMENTS

        At December 31, 1997, the Plan owned 1.8%, 4.3% and 4.1% (1.6%, 4.6% and
        3.8% at December 31, 1996) of the total current value of the investments of the Fixed Income Fund, Growth Fund and Equity Fund, respectively.

        Investment income and the net appreciation (depreciation) in the fair value of the investments held by the Oriental Commingled Trust are allocated to the participating defined contribution plans based on each plan's proportional interest in the fair value of such investments.

4.      PARTY IN INTEREST INVESTMENTS AND TRANSACTIONS

        The Procter & Gamble Commercial Company is a party-in-interest, as defined by ERISA. There were no prohibited party-in-interest investments or transactions for the years ended December 31, 1997 and 1996.

5.      INCOME TAXES

        The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended.
        The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

        The Plan participants are not taxed on the income and contributions made for their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

6.      BENEFITS PAYABLE

        As of December 31, 1997 and 1996, net assets available for benefits included benefits of $49,956 and $25,484, respectively, due to participants who have withdrawn from participation in the Plan.

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                                                       DECEMBER 31,
                                                                                -------------------------
                                                                                   1997           1996
          Net assets available for benefits per the financial statements        $3,852,210     $2,567,701
          Amounts allocated to withdrawing participants                            (49,956)       (25,484)
                                                                                ----------     ----------
          Net assets available for benefits per Form 5500                       $3,802,254     $2,542,217
                                                                                ==========     ==========

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                --------------------------
                                                                                   1997           1996
          Benefits paid to participants per the financial statements            $335,930       $201,698
          Add:  Net increase in benefits payable                                  24,472         25,484
                                                                                --------       --------
          Benefits paid to participants per Form 5500                           $360,402       $227,182
                                                                                ========       ========

       Ammounts allocated to withdrawing participants are recorded on the Form 5500 for benefits that have been approved for payment prior to December 31 but not yet paid as of that date.

                                  * * * * * *



SCHEDULE I

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1997
---------------------------------------------------------------------------
IDENTITY OF ISSUE                            UNITS         COST        FAIR VALUE

Fixed Income Fund                         10,355.35     $  129,754     $  144,975

Growth Fund                               50,687.11        726,500      1,062,909

Equity Fund                               35,243.55        465,218        589,624

The Procter & Gamble Company
  Common Stock Fund                       25,743.95      1,147,422      2,054,702
                                                        ----------     ----------

Total commingled trust investments                      $2,468,894     $3,852,210
                                                        ==========     ==========



SCHEDULE II

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------
                                                                                               CURRENT
                                                                  EXPENSES                     VALUE OF
                                                                  INCURRED                     ASSET ON         NET GAIN
DESCRIPTION OF            NUMBER OF     PURCHASE     SELLING      WITH            COST OF      TRANSACTION      OR LOSS
ASSET                     PURCHASES      AMOUNT      AMOUNT       TRANSACTION     ASSET        DATE             ON SALE
Fixed Income Fund         12            $ 40,555     $ 27,229     N/A             $ 23,576     $ 27,229         $ 3,653

Growth Fund               12             188,868       41,154     N/A               34,365       41,154           6,789

Equity Fund               12             110,445       65,639     N/A               51,635       65,639          14,004

The Procter & Gamble
  Company Stock           12             356,202      226,380     N/A              143,586      226,380          82,794





Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        The Procter & Gamble Commercial
                                        Company Employees' Savings Plan



DATE  June 25, 1998                     /S/BEATRIZ RADA
                                        ----------------------------------
                                        Beatriz Rada
                                        For the Savings Plan Committee,
                                        Administrator of The Procter &
                                        Gamble Commercial Company
                                        Employees' Savings Plan




                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche